Exhibit 2.1(d)

Pursuant to 17 C.F.R. § 240.24b-2, confidential information (indicated by [***]) has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

EXECUTION VERSION

DATED 20th FEBRUARY 2009

(1) QINETIQ LIMITED

and

(2) INTEGRAL SYSTEMS, INC.

AGREEMENT FOR THE PROVISION OF SERVICES

CONTENTS

		Page
Clause Heading

1	Definitions	2

2	Duration	5

3	Provision of Services	6

4	Steering Committee	8

5	Additional Services and Changes to Personnel	8

6	The Customer’s Obligations	10

7	Charges	11

8	Payment	11

9	Warranty	12

10	Liability	12

11	Intellectual Property Rights	14

12	Non-solicitation	16

13	Confidentiality and Publicity	17

14	Termination	18

15	Consequences of Termination	19

16	Force Majeure	20

17	Assignment	20

18	General	20

19	Notices	21

20	Dispute Resolution Procedure	22

21	Applicable Law and Submission to Jurisdiction	23

Schedule 1		24

THIS AGREEMENT is made on 20th February 2009 BETWEEN

(1)	QinetiQ Limited registered in England & Wales number 03796233 having its registered office at 85 Buckingham Gate, London, SW1E 6PD (the “Contractor”); and

(2)	Integral Systems, Inc. incorporated in the State of Maryland having its registered office at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, USA (the “Customer”).

WHEREAS:

(A)	The Customer wishes to appoint the Contractor to provide the services described in this Agreement to the Customer and the Contractor is willing to provide the same and to accept such appointment upon the terms and conditions of this Agreement.

In consideration of the mutual covenants and undertakings set out below THE PARTIES AGREE as follows:

1	Definitions

1.1	In this Agreement unless the context otherwise requires:

“Asset Purchase Agreement” means the asset purchase agreement entered into between the Contractor and the Customer on the date hereof relating to the Contractor’s satID business and the words and phrases “[***]”, “[***] Contract” and “Event Support” shall bear the same meaning in this Agreement as in the Asset Purchase Agreement;

“Background Intellectual Property” means Intellectual Property owned by a party that already exists at the date of this Agreement or is generated other than through the performance of the Services under this Agreement; for the avoidance of doubt, “Background Intellectual Property” of Customer includes without limitation all Intellectual Property assigned or transferred to the Customer under the IP Assignment;

“Business Day” means any day other than a Saturday, Sunday or public holiday in England and Wales;

“Charges” means the charges set out in Schedule 2;

“Commencement Date” means the date of this Agreement;

“Contractor Representative” means [***] or such other person as the Contractor may notify to the Customer from time to time;

“Confidential Information” means secret or confidential commercial, financial, marketing, technical or other information (including know-how and other trade secrets) and other information in any form or medium disclosed by a party to the other party under this Agreement, whether disclosed orally or in writing, together with any reproductions of such information in any form or medium (it being understood that any of the foregoing that is included in the Intellectual Property assigned or transferred to the Customer under the IP Assignment shall be deemed to be Confidential Information of Customer) (and “confidential” means that the information, either in its entirety or in the precise configuration or assembly of its components, is not publicly available);

“Contractor Site” means Malvern Technology Centre, St. Andrews Rd, Malvern, WR14 3PS or such other Contractor site as the Contractor notifies to the Customer in writing;

“Core Team” means, subject to Clause 5, a team of the following [***] employees of the Contractor: [***], [***], [***], [***], [***] and [***];

“Customer Representative” means [***] or such other person as may be designated by the Customer by written notice to the Contractor from time to time;

“Customer Site” means 12515 Academy Ridge View, Colorado Springs, Colorado 80921, United States of America;

“Expiration Date” means the date that is eighteen (18) months after the Commencement Date save in respect of Event Support required to be performed by the Contractor in respect of which this Agreement shall continue until the expiry of the Event Support requirement;

“Foreground Intellectual Property” means Intellectual Property arising out of the performance of the Services under this Agreement (but for the avoidance of doubt excluding Background Intellectual Property);

“Force Majeure” means any event outside the reasonable control of either party that substantially prevents, hinders or delays the performance of any obligations (other than payment) of such party under this Agreement including Act of God, fire, flood, lightning, war, revolution, act of terrorism, riot or civil commotion or strikes, lock-outs or other industrial action which affects employees of third parties, and failure of supplies of power;

“Group” means in relation to any company that company and every other company which is for the time being a subsidiary or holding company of that company or a subsidiary of any such holding company (and the terms “subsidiary” and “holding company” shall construed in accordance with Section 1159 (and Schedule 6) of the Companies Act 2006);

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether created, protected or arising under the laws of the United Kingdom or any other jurisdiction:

(a) trade names, trademarks and service marks (whether registered or unregistered), domain names and other internet addresses or identifiers, trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”);

(b) patents and patent applications and rights in respect of utility models or industrial designs (collectively, “Patents”);

(c) copyrights (whether registered or unregistered) and registrations and applications therefor (collectively, “Copyrights”);

(d) know-how, inventions, discoveries, methods, processes, techniques, methodologies, formulae, algorithms, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”); and

(e) any other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“IP Assignment” means the Assignment and Sale of Intellectual Property Rights and Transfer of Commercial Records dated the date hereof between the Customer and the Contractor.

“Month” means a calendar month;

Nominated Account” means the Contractor’s account with the account name USD QinetiQ and account number [***] at the City Office, Gillingham branch of Lloyds TSB Bank sort code [***] (IBAN number [***]) (or such other account as the Seller shall specify in writing before Completion to the Buyer for the purposes of this Agreement);

“Personnel” means the employees of the Contractor who are involved in the performance of Services under this Agreement, including without limitation the Core Team;

“Services” means the services set out in Schedule 1;

“Steering Committee” means the committee to be established as set out in Clause 4; and

“VAT” means valued added tax.

1.2	The headings to clauses are inserted for convenience only and shall not affect the interpretation or construction of this Agreement. Words imparting the singular shall include the plural and vice versa. Words imparting a gender include every gender and references to persons include an individual, company, corporation, firm or partnership.

1.3	All sums payable hereunder are exclusive of VAT or any other applicable tax or duty payable upon such sums which shall be added if appropriate at the rate prevailing at the relevant tax point.

1.4	References to any statute or statutory provision shall include (i) any subordinate legislation made under it, (ii) any provision which it has modified or re-enacted (whether with or without modification), and (iii) any provision which subsequently supersedes it or re-enacts it (whether with or without modification).

1.5	The words and phrases “other”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as any preceding words where a wider construction is possible.

1.6	All references in this Agreement to Clauses, and Schedules and Appendices are to the clauses, and schedules and appendices to this Agreement unless otherwise stated.

1.7	Where either party gives an indemnity in favour of the other party in respect of liabilities, the obligation of the indemnifying party shall be to indemnify the other party against all fines, penalties, costs, losses, damages and expenses (including legal costs on an indemnity costs basis and other professional expenses reasonably incurred).

1.8	Where either party gives an indemnity in favour of the other party the obligation of the indemnifying party shall be to make the relevant payment forthwith in full and on demand (but subject to any right of set-off, counterclaim or deduction that the indemnifying party may have against the indemnitee).

2	Duration

2.1	The term of this Agreement shall begin on the Commencement Date and (subject to the provisions for earlier termination in Clause 14) end on the Expiration Date. The parties shall, not less than 3 Months prior to the scheduled expiry of this Agreement (aside from Event Support), review and discuss whether they wish to extend the term of this Agreement (but without any obligation to extend this Agreement). If the parties do not agree to extend this Agreement they shall jointly prepare an exit/disengagement plan which will take effect on expiry of this Agreement.

3	Provision of Services

3.1	With effect from the Commencement Date, and in consideration of the due payment of the Charges by the Customer, the Customer engages the Contractor, and the Contractor hereby agrees, to provide the Services to the Customer for the term of this Agreement in accordance with, and subject to, the terms and conditions of this Agreement.

3.2	The Customer Representative shall be the Contractor’s contact at the Customer who will have the authority to liaise with and instruct the Contractor. The Contractor Representative shall be the Customer’s contact at the Contractor to be responsible for the performance of the Services and who will have the authority to liaise with and receive instructions from the Customer. The Customer shall give all instructions to the Contractor through the Contractor Representative and shall not instruct any member of the Personnel directly; provided that Customer shall be permitted to consult directly with each member of the Core Team.

3.3	Subject to Clause 5, the Services are to be provided by the Core Team in accordance with Schedule 1. The Contractor agrees (subject to clause 3.7 below) that the Core Team will work on a substantially full time basis providing the Services to Customer, and the members of the Core Team will not be assigned to any other matters.

3.4	The Services shall be performed at the Contractor Site and Contractor shall not be required to provide the Services at any location other than the Contractor Site (including at an overseas site) without its prior written approval. The Customer shall be provided with all reasonable access to the Personnel and the Customer’s personnel shall be permitted to visit the Personnel at the Contractor Site subject to prior agreement with the Contractor in accordance with the Contractors usual security and access procedures.

3.5	In performing the Services, the Contractor shall operate as, and have the status of, an independent contractor and shall not operate or have the status of agent, employee or representative of the Customer.

3.6	For the avoidance of doubt, all Personnel are and will continue to be employees of the Contractor and not of the Customer. The Contractor will therefore continue to be responsible for the management of the Personnel and for the taking of all disciplinary and any other actions in respect of the Personnel (in consultation with Customer to the extent that such action may affect the provision of the Services) and for paying all salaries, remuneration, benefits, taxes, contributions and charges payable to or in respect of the Personnel.

3.7

This Agreement shall not affect Personnel’s entitlement to holiday under their contracts of employment with the Contractor. The Contractor shall remain responsible for managing all holiday entitlement and periods of sick leave in accordance with the terms of the contracts of employment between the Contractor and the Personnel. The Contractor shall give the Customer as much notice as is reasonably practicable of any periods of holiday or sickness affecting the Personnel and, where possible, the anticipated duration of the absence. The Contractor warrants that, as of the date of this Agreement, none of the Personnel is absent from work for any reason (otherwise than on annual leave), nor does the Contractor have any reason to believe (without having made enquiry) that any of the Personnel may be absent (otherwise than on annual leave) during the term of this Agreement.

3.8	The Contractor shall on request from the Customer, during the term of this Agreement and for a period of six months following its termination, supply the Customer from time to time with such information and reports (including copies of such documents and other material) as the Customer reasonably requires in relation to the provision of the Services and performance by the Contractor of its obligations under this Agreement, save to the extent that such provision of information would result in any breach of the Data Protection Act 1998 or the Contractor’s existing security procedures and obligations and any change thereto required by law or Governmental guidance and notified to the Customer from time to time.

3.9	The parties acknowledge that the cessation of the provision of all or part of the Services is not intended to give rise to a “relevant transfer” within the meaning of the Transfer of Undertakings Protection of Employment Regulations 2006 or any similar legislation in any other jurisdiction (the “Regulations”) and it is envisaged that upon the termination of this Agreement the Contractor will permanently re-assign the Personnel to other activities within its business. If as a result of the this Agreement, its termination or the cessation in the provision or all or part of the Services, any contract of employment of Personnel or collective agreement relating to Personnel is found or alleged to have effect at any time as if originally made between any member of the Customer’s Group and any Personnel or trade union as a result of the provisions of the Regulations, the relevant member of the Customer’s Group shall notify the Contractor as soon as reasonably practicable after becoming aware and may, upon becoming aware of the application of the Regulations to such contract or collective agreement terminate such contract or agreement forthwith. The Contractor shall (subject to the Customer allowing the Contractor to defend, resist or settle the claim at the Contractors expense) indemnify on demand the relevant member of the Customer’s Group against every liability, obligation, cost, claim or demand arising out of or in connection with: (a) the employment of such person (before and after the date of such transfer); (b) the termination of such employment or collective agreement; or (c) a breach of the Regulations (including, without limitation, Regulations 11 and 13).

4	Steering Committee

4.1	The parties shall, immediately following the Commencement Date, establish a Steering Committee, to oversee the performance of the Agreement.

4.2	The Steering Committee shall consist of two representatives of each of the parties, which shall be nominated by each party at the Commencement Date, and as may be replaced by suitable alternatives from time to time upon written notice from one party to the other. Meetings of the Steering Committee will usually take place by teleconference or video conference facility unless the parties agree that a face to face meeting is required, in which case the parties shall agree where the meeting is to take place.

4.3	The Steering Committee shall:

(a)	meet every three months during the continuance of this Agreement or otherwise by mutual agreement;

(b)	monitor the performance of the Services, including any deficiencies or other problems identified by Customer or Contractor with respect thereto;

(c)	discuss and agree any additional services (other than the Services) that the Customer may require (as provided for in Clause 5.1); and

(d)	discuss and agree any variations that may be needed to the Services, which shall always be subject to being agreed by the parties in accordance with Clause 18.3.

4.4	The procedures of the Steering Committee and the way in which its business is conducted shall be agreed between the parties at the first meeting of the Steering Committee and documented in formal meeting minutes.

4.5	Any difference of opinion between the members of the Steering Committee shall be resolved in accordance with the dispute resolution procedure set out in Clause 20.

4.6	Each party shall meet its own costs and expenses arising from attendance at meetings of the Steering Committee.

5	Additional Services and Changes to Personnel

5.1	If the Customer requests Contractor to provide additional services to Customer (other than the element of Services which are described as ‘Core Team Services’ in Schedule 1) and provides Contractor notice of Customer’s requirements with respect thereto, then the Contractor shall consider whether it has the resources available to provide such additional services. If the Contractor is able to provide such additional services, Contractor shall provide such services and in consideration of such services Customer shall pay Contractor at the rates set out in the Charges for additional services in Schedule 2.

5.2	If any member of the Core Team is unavailable to perform the Services for any reason, the Customer may elect not to have Contractor replace such member of the Core Team, and the Customer shall inform the Contractor of such election.

5.3	In the event that the Customer is, on reasonable grounds, not satisfied that any member of the Core Team is performing the Services in accordance with this Agreement, the issue shall be referred to the Steering Committee in the first instance and the parties shall use reasonable endeavours to resolve that issue at Steering Committee level. If the issue cannot be resolved through the Steering Committee, the Contractor shall consider whether it has available a suitable replacement member of its Personnel to replace the affected member of the Core Team. If such a suitable replacement is available, the parties will, in good faith, attempt to agree the use of that replacement Personnel in place of the affected member of the Core Team. The Contractor shall give the Customer such details as may be reasonably necessary for Customer to judge the suitability of the proposed replacement Personnel (save to the extent that the provision of such details would result in any breach of the Data Protection Act 1998) and the Customer shall have the right to approve such replacement. Any new Personnel agreed to be provided by the Contractor to replace a member of the Core Team shall be considered as a member of the Core Team for the purposes of this Agreement from the time that they start performing the Services provided that the Customer approves their appointment. Notwithstanding the foregoing, in the event that the Customer is, on reasonable grounds, not satisfied that any member of the Core Team is performing the Services in accordance with this Agreement, the Customer may elect not to have Contractor replace such member of the Core Team, and the Customer shall inform the Contractor of such election.

5.4	In the event that any member of the Core Team is (a) unavailable and is not replaced in accordance with clause 5.2 or (b) required to be replaced in accordance with Clause 5.3, but the Contractor is not able to make available a proposed replacement that is suitable to both the Contractor and the Customer or the Customer elects not to have Contractor replace such member of the Core Team, the fixed fee element of the Charges (as specified in Schedule 2) payable for the provision of the Core Team shall be reduced each month, pro rata, for the duration that any member of the Core Team is not available. For example, if one member of the Core Team is unavailable for 2 months due to sickness, then for the two months of unavailability, the fixed fee shall be reduced by one sixth. Such reduction in the Charges shall constitute the entire compensation to which the Customer is entitled, in such circumstances, in respect of the reduction in the number of the Core Team. For the avoidance of doubt, there shall be no reduction in the fixed fee in respect of any holiday taken by a member of the Core Team in accordance with their contracts of employment with the Contractor, provided that the Contractor shall have notified the Customer of the same in accordance with Clause 3.7.

5.5	If the Customer engages the Contractor to provide Event Support then it shall do so as follows:

(a)	in the eighteen months from the date of this Agreement the Event Support shall be performed by the Core Team and the charges shall be deemed included in the fixed fees for Services set out in paragraph 1 of Schedule 2; and

(b)	thereafter the Event Support shall be charged as Additional Services (at the charges set out in paragraph 2 of Schedule 2 only) and shall be provided by two Personnel who may or may not be members of the Core Team.

6	The Customer’s Obligations

6.1	The Customer undertakes during the term of this Agreement to provide such information as is reasonably required by the Contractor to perform the Services and to provide such equipment and resources reasonably required to enable the Contractor to provide such Services and to obtain the consents and licences required to enable the Contractor to perform the Services in accordance with this Agreement. Notwithstanding the foregoing the Contractor shall provide at its sole cost the tools of the trade that it ordinarily supplied to its engineering employees employed in its satID business prior to the date of this Agreement to enable the Contractor to perform the Services in accordance with this Agreement.

6.2	In the event that the Contractor agrees to any element of the Services being performed outside the UK, the Customer shall be responsible for arranging such visa or permits as may be required for the Contractor’s Personnel to perform those Services and shall be responsible for paying, and shall indemnify the Contractor in full in respect of, any taxes or duties to the extent that such taxes or duties become payable as a result of the performance of such Services outside the UK.

6.3	In the event that the Contractor agrees to any of the Services being performed at the Customer’s Site, the Customer shall procure safe access to the premises and the provision of adequate power, lighting, heating and other such facilities or supplies for the Core Team in accordance with the demands of any applicable legislation and to the extent required to enable the Contractor to perform the Services in accordance with this Agreement.

6.4

The Customer shall arrange at its cost and expense for all passes and permits required to facilitate access to the Customer’s Site to be obtained and issued to the Core Team in a timely manner to permit the Contractor to perform its obligations under this Agreement, and where reasonably deemed desirable or necessary by the Contractor provide, at its cost and expense, authorised and competent supervisory personnel to escort the Core Team on the Customer’s Site.

7	Charges

7.1	In consideration of the provision of the Services by the Contractor to the Customer, the Customer shall pay the Charges (plus any Value Added Tax thereon) to the Contractor in accordance with Clause 8. Except as otherwise set forth herein, all payments due from the Customer shall be made without deduction of any set-offs, taxes, charges and other duties (including any withholding or income taxes).

8	Payment

8.1	The Customer will pay any fixed fee element of the Charges (which will be invoiced by Contractor) on the first day of each Month during the term of this Agreement, monthly in arrears as set out in Schedule 2. All other Charges including all expenses will be invoiced monthly in arrears in accordance with Schedule 2.

8.2	The Contractor will issue VAT invoices in respect of the sums payable by the Customer pursuant to clause 8.1 prior to the relevant payment date.

8.3	Except as set forth in clause 9.2, all invoices submitted by the Contractor shall be paid by the Customer within thirty (30) days of the date of the invoice although any amount that is disputed by the Customer in good faith will not be payable during the period that the dispute resolution procedure is being completed in accordance with clause 20.

8.4	All sums to be paid by the Customer under this Agreement shall be in US Dollars and payment shall be in US Dollars by electronic transfer to the Nominated Account with any applicable charges on such payments being at the Customer’s expense.

8.5	Without prejudice to any other right or remedy of the Contractor, if the Customer fails to make any payment under this Agreement on the due date for payment (excluding any payments disputed by the Customer in good faith or suspended pursuant to clause 9.2) then, without prejudice to its other rights under this Agreement, the Contractor shall be entitled to:

(a)	cancel or suspend its performance of the Services until arrangements as to payment or credit have been established which are satisfactory to the Contractor;

(b)	charge the Customer, and the Customer shall pay the Contractor on demand, interest on the unpaid amount at 4 per cent over the then current base rate of Lloyds TSB Bank Plc from the due date for payment until payment is received in full by the Contractor.

9	Warranty

9.1	The Contractor undertakes throughout the term of this Agreement to provide the Services (recognising that traveling overseas to provide the Services shall be required from time to time) with all reasonable skill, care and timeliness and in good and workmanlike manner in accordance with the provisions of this Agreement.

9.2	If the Contractor has failed to perform the Services in accordance with this Agreement, then, without prejudice to the Customer’s other rights or remedies under this Agreement, the Contractor shall at the Customer’s option remedy such breach

(a)	by re-executing the relevant part of the Services free of charge up to the amount of the Charges received by the Contractor for the provision of such Services (inclusive of any VAT); or

(b)	by repaying or crediting to the Customer that part of the Charges paid by the Customer to the Contractor relating to the provision of the relevant part of the Services (inclusive of any VAT);

and the Customer shall be entitled to suspend payment of the relevant part of or a pro rata portion of the Charges as shall relate to the failure until such time that the arrangements have been made to remedy such failure to the satisfaction of the Customer. The Customer must notify the Contractor in writing of any claims under Clause 9.1 within 3 months of the date when the Customer first became aware of such claim.

10	Liability

10.1	This Clause 10.1, together with Clauses 10.2 and 10.3 below, set out the entire liability of the Contractor (including any liability for the acts or omissions of its sub-contractors and any member of its Group) in respect of;

(a)	any breach of this Agreement; and

(b)	any representation, statement or tortious act or omission including negligence arising under or in connection with the Agreement.

10.2	Nothing in this Agreement shall in any way exclude or limit the Contractor’s liability for death or personal injury caused by the Contractor.

10.3	The Contractor shall indemnify the Customer against any and all losses, damages or costs that the Customer may incur or become obligated to pay arising out of or resulting from (i) any deliberate breach of this Agreement by the Contractor or the Personnel; or (ii) any bodily injury, death or damage to real or tangible personal property caused by the intentional or willful misconduct of the Contractor or the Personnel.

10.4	The Contractor shall not be liable for any of the following losses or damage (whether or not such losses or damage were foreseen, direct, foreseeable, known or otherwise): (a) loss of revenue; (b) loss of actual or anticipated profits (including without limitation loss of profits on contracts); (c) loss of the use of money; (d) loss of anticipated savings; (e) loss of business; (f) loss of opportunity; (g) loss of goodwill; (h) loss of reputation; (i) loss of, damage to or corruption of data; (j) any indirect, special or consequential loss or damage howsoever caused whether or not such loss is covered in Clauses 10.4 (a)—(i); (k) any losses arising as a result of any third party bringing a claim in respect of any of the above types of loss; (l) any delays or any failure in delivering any finished stock resulting from any delay or failure of any export or import licensing or control authority to grant or issue to the Contractor and / or the Customer any licence or other authorisation required for the delivery of the stock, or where granted, for its subsequent revocation, provided, however, that this clause 10.4 shall not apply to the Contractor’s liability for indemnification under clause 3.9, clause 10.3 or clause 11.9.

10.5	Subject to Clauses 10.1—10.4 above the total aggregate liability of the Contractor arising out of or in connection with this Agreement whether for negligence or breach of contract or any case whatsoever shall in no event exceed $1,600,000 USD.

10.6	For the avoidance of doubt the provisions of Clauses 10.1, 10.2, 10.4(a) to (l) inclusive and 10.5 shall each be construed as a separate limitation of liability.

10.7	The Contractor shall not be held in breach of this Agreement, and shall not be liable to the Customer for any loss or damage suffered or incurred by the Customer or any third person:

(a)	to the extent that such loss or damage results from of any act or omission of the Customer or its employees, agents, contractors or representatives (other than the Contractor or any subcontractor or agent thereof); or

(b)	which results from the Contractor’s compliance with any instruction or direction given by the Customer if the Contractor has informed the Customer in writing before it complies therewith that, in its opinion, that instruction or direction will inhibit performance of the Services.

10.8	The Customer acknowledges that the Contractor has calculated the Charges in this Agreement on the basis that the Contractor will limit its liability as set out in this Agreement.

10.9	THE EXPRESS TERMS AND CONDITIONS OF THIS AGREEMENT SHALL APPLY IN PLACE OF ALL WARRANTIES, CONDITIONS, TERMS, REPRESENTATIONS, STATEMENTS, UNDERTAKINGS AND OBLIGATIONS WHETHER EXPRESSED OR IMPLIED BY STATUTE, COMMON LAW, CUSTOM, USAGE OR OTHERWISE, ALL OF WHICH ARE EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

11	Intellectual Property Rights

11.1	Ownership of Background Intellectual Property shall remain unaffected by this Agreement and neither the Customer nor the Contractor shall acquire any rights in or under Background Intellectual Property of the other party other than such as expressly set out in this Agreement.

11.2	Ownership of any and all Foreground Intellectual Property and all tangible embodiments thereof shall vest exclusively in the Customer. The Contractor will promptly disclose all Foreground Intellectual Property to the Customer and hereby assigns the same to the Customer by way of a present assignment of all future rights throughout the world with full title guarantee.

11.3	The Contractor shall not knowingly incorporate within any work product or other deliverable produced by the Contractor in the course of providing the Services (a “Deliverable”) any Intellectual Property of any third party without the Customer’s prior consent and, should it inadvertently do so, it shall, at the Customer’s request, use its reasonable endeavours to produce at its own cost a replacement Deliverable of equivalent or similar functionality and not incorporating any such third party Intellectual Property or, should the same not, in the Contractor’s reasonable opinion, be reasonably possible through the exercise of such reasonable endeavours, it shall refund to the Customer the price paid for such Deliverable and in either case shall thereafter have no further liability of any kind or extent to the Customer in relation to such Deliverable (but without prejudice to any liability arising elsewhere under this Agreement). If the Contractor does knowingly incorporate within any Deliverable any Intellectual Property of any third party without the Customer’s prior consent, Contractor shall indemnify the Customer against any and all losses, damages or costs that the Customer may incur or become obligated to pay arising out of or resulting from any claim by such third party that the Contractor’s provision of Services or the Customer’s use or exploitation of such Deliverable infringes or misappropriates such Intellectual Property of such third party save and to the extent that such losses, damages or costs are or were reasonably avoidable by the Customer. At the request of the Customer and to the extent only that such costs relate to those elements of any claim not reasonably avoidable by the Customer, at the Contractor’s own expense but other wise at the Customer’s expense, the Contractor shall provide all reasonable assistance to enable the Customer to resist any such claim brought by such third party against the Customer.

11.4	With regard to the incorporation of any Background Intellectual Property of the Contractor in any Deliverable then:

(a)	the Contractor hereby grants to the Customer a non-exclusive, perpetual, irrevocable, royalty free, transferable and worldwide right to use and commercially exploit (with an unrestricted right to sub-licence) such Contractor Background Intellectual Property for any purpose except that, where the Contractor has specifically identified such Background Intellectual Property prior to its incorporation in the Deliverable, such right shall be to use the Background Intellectual Property solely to the extent necessary to use and exploit the Deliverable for its ordinary purpose in connection with the Customer’s business; and

(b)	the Contractor shall not incorporate any Background Intellectual Property of the Contractor without the Customer’s prior written agreement. For the avoidance of doubt the Contractor shall do no further work in respect of the relevant Deliverable pending such agreement, if any.

11.5	The Customer hereby grants to the Contractor during the term of this Agreement the non-exclusive and non-transferable right and licence to use the Customer’s Intellectual Property rights solely for the purposes of delivering the Services in accordance with and for the purposes specified in this Agreement.

11.6	The licence set out at Clause 11.5 shall not include the right to grant sub-licences nor, without limitation, to carry out research or develop or seek to develop other products or technologies based on or using the Customer’s Intellectual Property rights.

11.7	The Contractor represents and warrants to the Customer that (i) ownership of all work product and Intellectual Property therein created by each member of the Core Team in connection with the provision of the Services shall vest in the Contractor and each member of the Core Team is legally obligated to maintain the confidentiality of any Confidential Information disclosed to such member in the course of providing the Services; and (ii) no member of the Core Team holds any “moral rights” with respect to any work product and Intellectual Property therein created by such member in connection with the provision of the Services by virtue of Chapter 4 of the Copyright, Designs and Patents Act 1988.

11.8	The Contractor shall, during the term of this Agreement and at any time after its termination, at the Customer’s request and cost, do anything and execute any instrument (including any assignment or patent application) as may be reasonably necessary or desirable to vest or evidence title of all Foreground Intellectual Property in the Customer (or its nominee) in any country of the world.

11.9	The Contractor warrants that all Foreground Intellectual Property will be based upon its own original work (which will not be wholly or partially copied from any other source), that to the Contractor’s knowledge the use and exploitation by the Customer of the rights and work product assigned to it will not infringe the Intellectual Property rights of any third party and the Contractor has not and will not license or assign any rights in the same to any third party in any part of the world. The Contractor shall indemnify the Customer against any and all losses, damages or costs that the Customer may incur or become obligated to pay arising out of a breach of this clause 11.9.

12	Non-solicitation

12.1	The Customer undertakes that during the term of this Agreement it shall not without the prior written consent of the Contractor:

(a)	employ any of the Personnel directly or indirectly, whether by contract of employment, via an agency or otherwise, nor make any offer of employment to any of the Personnel or enter into any discussion or negotiations with a view to making any offer of employment to any Personnel; or

(b)	solicit or attempt to solicit services from any Personnel on their own account (including without limitation by way of a contract for services or consultancy arrangement) or entice or attempt to entice any Personnel away from the Contractor, save that nothing will prevent the Customer from offering employment to any employee of the Contractor who has been formally notified that they will be at risk of redundancy following the termination of this Agreement.

12.2	In the event the Customer is in breach of Clause 12.1:

(a)	the Contractor shall be under no obligation to replace the Personnel and the number of Personnel performing the Services shall be reduced by the number of Personnel that are no longer in employment with the Contractor as a result of the breach;

(b)	the Customer shall continue to perform its obligations under this Agreement until termination or expiry in accordance with its terms, including without limitation ensuring payment continues to be made to the Contractor in accordance with Clauses 7 and 8 without any deductions or set-off for any delay or failure to perform the Services which may arise as a result of such breach; and

(c)	this Clause 12.2 is the Contractor’s sole remedy for the Customer’s breach of Clause 12.1

13	Confidentiality and Publicity

13.1	Each party shall keep and procure to be kept secret and confidential all Confidential Information belonging to the other party disclosed or obtained as a result of the relationship of the parties under this Agreement and shall not use nor disclose the same save for the purposes of the proper performance of this Agreement or with the prior written consent of the other party. Where disclosure is made to any employee, consultant, or agent, it shall be done subject to obligations equivalent to those set out in this Agreement and each party agrees to use all reasonable endeavours to procure that any such employee, consultant or agent complies with such obligations provided that each party shall continue to be responsible to the other party in respect of any disclosure or use of such Confidential Information by a person to whom disclosure is made.

13.2	The obligations of confidentiality in Clause 13.1 shall not extend to any information which the party that wishes to disclose such information can show:

(a)	is in, or has become part of, the public domain other than as a result of a breach of the obligations of confidentiality under this Agreement; or

(b)	was in its written records prior to the Commencement Date and not subject to any confidentiality obligations; or

(c)	was independently disclosed to it by a third party entitled to disclose the same;

provided that the obligations of confidentiality in Clause 13.1 in all events shall apply to any secret or confidential information included in the Intellectual Property assigned or transferred to the Customer under the IP Assignment except to the extent that subparagraph (a) of this Clause 13.2 is applicable to any such information.

13.3	Notwithstanding the foregoing, neither party will be in breach of its obligations under Clause 13.1 if such party is required under any applicable law, or by order of a court or governmental body or authority of competent jurisdiction to disclose Confidential Information of the other party, provided that party notifies the other party of the need to make the disclosure, only discloses such Confidential Information as is strictly required in order to comply with its legal obligations and cooperates with any attempt by the other party to obtain a protective or other appropriate relief with respect thereto.

13.4	Neither party shall make any announcement or otherwise publicise the existence of or disclose to any person the terms of this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed) except to the extent required by law or any competent regulatory body.

14	Termination

14.1	Either party may immediately terminate this Agreement without payment of compensation or other damages caused to the other party solely by such termination by giving notice in writing to the other party if any one or more of the following events happens:

(a)	the other party commits a material breach of any of its obligations under this Agreement which is incapable of remedy;

(b)	the other party fails to remedy, where it is capable of remedy, or persists in any breach of any of its obligations under this Agreement (save as to payment) after having been required in writing to remedy or desist from such breach within a period of 30 days;

(c)	any sum payable under this Agreement is not paid on its due date for payment in accordance with this Agreement and the party failing to pay such sum does not cure such failure within seven (7) days after receipt of written notice of such failure from the other party;

(d)

(i)	the other party is deemed to be unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986; or

(ii)	the other party calls a meeting for the purpose of passing a resolution to wind it up, or such a resolution is passed; or

(iii)	the other party presents, or has presented, a petition for a winding up order; or

(iv)	an application to appoint an administrator is made in respect of the other party or a notice of intention to appoint an administrator is filed in respect of the other party; or

(v)	any other steps are taken by the other party or any other person to appoint an administrator over the other party; or

(vi)	the other party has an administrator, administrative receiver, or receiver appointed over all or any part of its business, undertaking, property or assets; or

(vii)	the other party takes any steps in connection with proposing a company voluntary arrangement or a company voluntary arrangement is passed in relation to it;

(e)	the other party stops or suspends making payments (whether of principal or interest) with respect to all or any class of its debts or announces an intention to do so or the other party suspends or ceases or threatens to suspend or cease to carry on its business;

(f)	a secured lender to the other party takes any steps to obtain possession of the property on which it has security or otherwise to enforce its security;

(g)	the other party suffers or undergoes any procedure analogous to any of those specified in Clause 14.1 (d) to (f) inclusive above or any other procedure available in the country in which the other party is constituted, established or domiciled against or to an insolvent debtor or available to the creditors of such a debtor.

14.2	The termination of this Agreement shall be without prejudice to the rights and remedies of either party which may have accrued up to the date of termination.

14.3	Any termination of this Agreement (for whatever reason) shall not affect the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication intended to come into or continue in force on or after such termination, including this Clause 14.3 and Clauses 3.6, 3.9, 9, 10, 11, 13, 15, 18, 19, 20 and 21, all of which shall survive any termination or expiration of this Agreement.

15	Consequences of Termination

15.1	On the expiry or termination of this Agreement (for whatever reason):

(a)	each party shall promptly return or dispose of in accordance with the other party’s instructions all Confidential Information and other data and documents and copies thereof (including any information in which any Foreground Intellectual Property may subsist) disclosed or supplied to that party pursuant or in relation to this Agreement and shall certify in writing to the other party the same has been completed; and

(b)	the Contractor shall within one month of the expiry or termination of this Agreement:

(i)	deliver to the Customer, at the Customer’s risk and expense, all property belonging to the Customer on the Contractor Site (including any materials in which Foreground Intellectual Property may subsist); and

(ii)	submit its final invoice to the Customer setting out the total amounts due to the Contractor pursuant to this Agreement.

16	Force Majeure

16.1	If either party is affected by Force Majeure it shall immediately notify the other party in writing of the matters constituting the Force Majeure and shall keep that party fully informed of their continuance and of any relevant change of circumstances whilst such Force Majeure continues.

16.2	Save as provided in Clause 16.3, Force Majeure shall not entitle either party to terminate this Agreement and neither party shall be in breach of this Agreement, or otherwise liable to the other, to the extent that any delay in performance, or non-performance of any of its obligations is due to Force Majeure provided that the party whose performance is affected by the Force Majeure shall use commercially reasonable efforts to continue to perform its obligations to the extent that the Force Majeure does not prevent it from doing so.

16.3	If the Force Majeure continues for longer than 3 months the party whose performance is not affected by Force Majeure may at any time whilst such Force Majeure continues by notice in writing to the other immediately terminate this Agreement.

17	Assignment

17.1	The Customer shall not (except to a member of its Group or otherwise in connection with a change of control of the Customer) assign, delegate, sub-contract, transfer, charge or otherwise dispose of all or any of its rights and responsibilities under this Agreement.

17.2	The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement. No person who is not a party to this Agreement (including any employee, officer, agent, representative or subcontractor of either party) shall have the right (whether under the Contracts (Rights of Third Parties) Act 1999 or otherwise) to enforce any term of this Agreement which expressly or by implication confers a benefit on that person without the express prior agreement in writing of the parties which agreement must refer to this Clause.

18	General

18.1	Nothing in this Agreement shall create, or be deemed to create, a partnership or joint venture or relationship of employer and employee or principal and agent between the parties.

18.2	This Agreement contains the entire agreement between the parties in relation to its subject-matter. Each party irrevocably and unconditionally waives any right it may have to claim damages for, and/or to rescind this Agreement because of breach of any warranty not contained in this Agreement.

18.3	No purported alteration or variation of this Agreement shall be effective unless it is in writing, refers specifically to this Agreement and is duly executed by each of the parties to this Agreement.

18.4	The rights and remedies of either party in respect of this Agreement shall not be diminished, waived or extinguished by the granting of any indulgence, forbearance or extension of time granted by such party to the other nor by any failure of, or delay by the said party in ascertaining or exercising any such rights or remedies. The waiver by either party of any breach of this Agreement shall not prevent the subsequent enforcement of any subsequent breach of that provision and shall not be deemed to be a waiver of any subsequent breach of that or any other provision.

18.5	If at any time any part of this Agreement (including any one or more of the Clauses of this Agreement or any sub-Clause or paragraph or any part of one or more of these Clauses) is held to be or becomes void or otherwise unenforceable for any reason under any applicable law, the same shall be deemed omitted from this Agreement and the validity and/or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired as a result of that omission.

18.6	This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall together constitute the same agreement. No counterpart shall be effective until each party has executed at least one counterpart.

18.7	Each of the parties shall, and shall use their reasonable endeavours to procure that any necessary third parties shall, execute and deliver to the other party such other instruments and documents and take such other action as is necessary to fulfil the provisions of this Agreement in accordance with its terms.

18.8	Subject to the specific limitations set out in this Agreement, no remedy conferred by any provision of this Agreement is intended to be exclusive of any other remedy except as expressly provided for in this Agreement and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or existing at law or in equity, by statute or otherwise.

18.9	Except as otherwise expressly specified in this Agreement, each party shall bear its own costs in relation to the negotiation, preparation and completion of the terms of this Agreement.

19	Notices

19.1	A notice or any other communication in connection with this Agreement (a “Notice”) shall be valid only if it is:

(a)	in writing;

(b)	in English;

(c)	delivered personally or sent by first class prepaid post (or recognized international courier if overseas):

(i)	in the case of the Contractor, the registered address of the Contractor;

(ii)	in the case the Customer, the registered address of the Customer;

(iii)	to any other person or address as the Contractor or the Customer specify in writing as their agent for service, prior to a Notice being despatched.

19.2	A Notice is deemed given if:

(a)	delivered personally into the hands of either an officer of the Contractor, an officer of the Customer or a person specified as being entitled to receive Notices on their behalf as their agent for service;

(b)	sent by post two Business Days after posting, or

(c)	sent by recognized international courier six Business Days after posting,

provided in the case of (b) and (c) that there is evidence that the Notice has been posted or couriered to the proper address with all postal or other charges prepaid.

20	Dispute Resolution Procedure

20.1	If a dispute or claim has arisen then a party shall notify the other party in writing and the following procedure shall apply:

(a)	the Customer Representative and Richard Franklin (or such other person as the Contractor shall notify to Customer in writing) shall use reasonable endeavours to resolve the dispute or claim within 10 Business Days of that notice;

(b)	if the parties fail to resolve the dispute or claim in accordance with Clause 20.1 (a) above then either party may by notice in writing request that dispute or claim be referred to the senior executive of each party responsible for this Agreement who shall use reasonable endeavours to resolve the dispute or claim within 10 Business Days of it being referred to them;

(c)

if the dispute remains unresolved following the process set out in Clauses 20.1(a) and (b), the parties will seek to invoke mediation procedures as the next step in resolving any dispute which may arise, for a period of not less than 45 days. The mediator will be mutually agreed by the parties and chosen from the list of mediators of the International Centre for Dispute Resolution, Dublin, Ireland. The parties will pay in equal shares for the cost of the mediator;

(d)	if the parties are still unable to resolve the dispute either party may then deal with the dispute or claim in accordance with Clause 21.

21	Applicable Law and Submission to Jurisdiction

21.1	This Agreement is governed by English law.

21.2	Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration which rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be one. The seat, or legal place of arbitration shall be London. The language used in arbitral proceedings shall be English.

21.3	Notwithstanding Clause 21.2, each party may take proceedings or seek remedies before the courts or any competent authority of England and Wales or an appropriate state of the United States of America for injunctive relief, interim or interlocutory remedies in relation to any breach of this Agreement for which damages shall not be an appropriate remedy, including without limitation, infringement by one party of the other party’s Intellectual Property, or (in the case of the Contractor) an anticipated breach by the Customer of Clause 12.1.

IN WITNESS WHEREOF this Agreement has been executed by or on behalf of the parties on the date set out above.

Schedule 1 — The Services

Schedule 2 — The Charges

Schedule 3 — Tasking Form

SIGNED by	/s/ Richard J. Franklin	)
)

for and on behalf of		)

QINETIQ LIMITED		)

in the presence of:		)

Signature of witness:	Richard Cambridge

Name (in BLOCK CAPITALS):	RICHARD CAMBRIDGE

Address:	QinetiQ Ltd., UK

SIGNED by		)

	/s/ John B. Higginbotham	)

for and on behalf of		)

INTEGRAL SYSTEMS, INC.		)